Exhibit 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership
Wealth Rainbow Development Limited	Hong Kong	100%
Henan Green Complex Materials Co., Ltd.	People’s Republic of China	100%
Zhengzhou No. 2 Iron and Steel Company Limited	People’s Republic of China	100%